Exhibit 99.1

Aeterna Zentaris Announces Restructuring of Finance & Accounting Operations
and Closure of Quebec City Office

Quebec City, Canada, October 12, 2015 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health, today announced the departure of Dennis Turpin, the Company’s former Senior Vice President, Chief Financial Officer, and the decision to close its Quebec City office.

David A. Dodd, Chairman, President and Chief Executive Officer of the Company commented, “After a comprehensive review, the Company’s Board reached the decision to take these actions, including the closure of our Quebec City office by the end of December, making all associates based there redundant.  We will transfer many of the functions now performed in our Quebec City office to other personnel and we will strengthen our financial team with the addition of new finance and accounting personnel in our Charleston, South Carolina office.  A comprehensive search for a Chief Financial Officer and the other finance and accounting personnel required is underway.  Mr. Keith Santorelli, our Vice President, Finance, will succeed Mr. Turpin as our Chief Accounting Officer, with responsibility for all internal and external financial reporting on an interim basis while the Company conducts an external search for a permanent CFO.  We appreciate Keith’s leadership and commitment to ensuring a smooth transition in our finance and accounting function.”

“I would like to thank our colleagues in Quebec City for their contributions to the Company.  This decision was difficult but necessary.  With these actions, we intend to create value for our shareholders by

•                  Enhancing shareholder and investment community confidence and support

•                  Improving our operating effectiveness and efficiency and

•                  Increasing the strength of our management team.

We will provide information regarding the financial implications of these actions during our discussion of our third quarter results.”

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health.  For more information, visit www.aezsinc.com.

Contact

Philip A. Theodore
Senior Vice President
843-900-3211
ptheodore@aezsinc.com